06012280

FILE No. 82-4221

RECEIVED

2006 APR -6 P 12:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

ALOAK ANNOUNCES PROBILLING APPOINTMENTS

Calgary, Alberta – March 28, 2006. Aloak Corp. ("Aloak") has appointed Khalid Mohiuddin as a Director and President of its wholly owned subsidiary Probilling Inc. ("Probilling"). Aloak Director, Colin Holowaychuk, Senior Product Advisor and former Vice President of Sales and Marketing North America for Neteller PLC, a global online funds transfer service, has also been appointed a Director of Probilling. The board of directors of Probilling now consists of Clyde Beattie, Gregory Smith, Khalid Mohiuddin and Colin Holowaychuk. Arizona Bay LLC, developer of software applications for Probilling and Neteller, has been retained to carry out a comprehensive review and upgrade of Probilling applications prior to the launch of its new services.

Khalid Mohiuddin has over 22 years experience in the computer technology industry. Prior to Probilling, Mr. Mohiuddin was a systems consultant to several ecommerce start-ups. Between 1997 and 2002, Mr. Mohiuddin helped a large pioneering internet merchant create and maintain some of the largest commercial subscription web sites in North America, supporting several million page views on a daily basis. Prior to 1997, Mr. Mohiuddin led the development of reserve valuation systems at Sun Life for over two years. Prior to Sun Life, Mr. Mohiuddin was an instructor for 7 years, delivering technology training for Digital Equipment Corporation (DEC). Mr Mohiuddin has also held a variety of development positions at Litton Systems of Canada.

Information About Arizona Bay

Arizona Bay, LLC is a privately-held technology and business management consulting company based in San Francisco, California. Founded in 2000, Arizona Bay leverages Internet Based Services and standards to craft proprietary software applications for the automotive, financial, and security industries. Its teams, formed with industry specialists, identify and deliver effective, clearly defined, custom business strategies and solutions with profit realization at their core.

Information About ProBilling Inc.

Probilling is an eCommerce Payment Processing provider specializing in Automated Clearing House (ACH) and Pay-by-Phone (1-900 Billing) transactions for the Internet Merchant. Probilling offers fast, secure, and easy to integrate systems as well as comprehensive reporting that's available 24/7/365. All Merchant management tools are securely available via any common web browser anywhere in the world. Probilling's secure transaction systems are built using reliable, proven technologies and hosted in world-class data centers. Probilling's smart proprietary fraud prevention systems coupled with direct links to clearing houses and fast gateways enable eCommerce Merchants to increase their business while minimizing risk.

dlw 4/6

FILE No.
82-4221

Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

ALOAK ANNOUNCES PROBILLING APPOINTMENTS

Calgary, Alberta – March 28, 2006. Aloak Corp. ("Aloak") has appointed Khalid Mohiuddin as a Director and President of its wholly owned subsidiary Probilling Inc. ("Probilling"). Aloak Director, Colin Holowaychuk, Senior Product Advisor and former Vice President of Sales and Marketing North America for Neteller PLC, a global online funds transfer service, has also been appointed a Director of Probilling. The board of directors of Probilling now consists of Clyde Beattie, Gregory Smith, Khalid Mohiuddin and Colin Holowaychuk. Arizona Bay LLC, developer of software applications for Probilling and Neteller, has been retained to carry out a comprehensive review and upgrade of Probilling applications prior to the launch of its new services.

Khalid Mohiuddin has over 22 years experience in the computer technology industry. Prior to Probilling, Mr. Mohiuddin was a systems consultant to several ecommerce start-ups. Between 1997 and 2002, Mr. Mohiuddin helped a large pioneering internet merchant create and maintain some of the largest commercial subscription web sites in North America, supporting several million page views on a daily basis. Prior to 1997, Mr. Mohiuddin led the development of reserve valuation systems at Sun Life for over two years. Prior to Sun Life, Mr. Mohiuddin was an instructor for 7 years, delivering technology training for Digital Equipment Corporation (DEC). Mr Mohiuddin has also held a variety of development positions at Litton Systems of Canada.

Information About Arizona Bay
Arizona Bay, LLC is a privately-held technology and business management consulting company based in San Francisco, California. Founded in 2000, Arizona Bay leverages Internet Based Services and standards to craft proprietary software applications for the automotive, financial, and security industries. Its teams, formed with industry specialists, identify and deliver effective, clearly defined, custom business strategies and solutions with profit realization at their core.

Information About ProBilling Inc.
Probilling is an eCommerce Payment Processing provider specializing in Automated Clearing House (ACH) and Pay-by-Phone (1-900 Billing) transactions for the Internet Merchant. Probilling offers fast, secure, and easy to integrate systems as well as comprehensive reporting that's available 24/7/365. All Merchant management tools are securely available via any common web browser anywhere in the world. Probilling's secure transaction systems are built using reliable, proven technologies and hosted in world-class data centers. Probilling's smart proprietary fraud prevention systems coupled with direct links to clearing houses and fast gateways enable eCommerce Merchants to increase their business while minimizing risk.

FILE No.
82-4221

Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

ALOAK ANNOUNCES PROBILLING APPOINTMENTS

Calgary, Alberta – March 28, 2006. Aloak Corp. ("Aloak") has appointed Khalid Mohiuddin as a Director and President of its wholly owned subsidiary Probilling Inc. ("Probilling"). Aloak Director, Colin Holowaychuk, Senior Product Advisor and former Vice President of Sales and Marketing North America for Neteller PLC, a global online funds transfer service, has also been appointed a Director of Probilling. The board of directors of Probilling now consists of Clyde Beattie, Gregory Smith, Khalid Mohiuddin and Colin Holowaychuk. Arizona Bay LLC, developer of software applications for Probilling and Neteller, has been retained to carry out a comprehensive review and upgrade of Probilling applications prior to the launch of its new services.

Khalid Mohiuddin has over 22 years experience in the computer technology industry. Prior to Probilling, Mr. Mohiuddin was a systems consultant to several ecommerce start-ups. Between 1997 and 2002, Mr. Mohiuddin helped a large pioneering internet merchant create and maintain some of the largest commercial subscription web sites in North America, supporting several million page views on a daily basis. Prior to 1997, Mr. Mohiuddin led the development of reserve valuation systems at Sun Life for over two years. Prior to Sun Life, Mr. Mohiuddin was an instructor for 7 years, delivering technology training for Digital Equipment Corporation (DEC). Mr Mohiuddin has also held a variety of development positions at Litton Systems of Canada.

Information About Arizona Bay

Arizona Bay, LLC is a privately-held technology and business management consulting company based in San Francisco, California. Founded in 2000, Arizona Bay leverages Internet Based Services and standards to craft proprietary software applications for the automotive, financial, and security industries. Its teams, formed with industry specialists, identify and deliver effective, clearly defined, custom business strategies and solutions with profit realization at their core.

Information About ProBilling Inc.

Probilling is an eCommerce Payment Processing provider specializing in Automated Clearing House (ACH) and Pay-by-Phone (1-900 Billing) transactions for the Internet Merchant. Probilling offers fast, secure, and easy to integrate systems as well as comprehensive reporting that's available 24/7/365. All Merchant management tools are securely available via any common web browser anywhere in the world. Probilling's secure transaction systems are built using reliable, proven technologies and hosted in world-class data centers. Probilling's smart proprietary fraud prevention systems coupled with direct links to clearing houses and fast gateways enable eCommerce Merchants to increase their business while minimizing risk.